REITLER
BROWN &                                             800 Third Avenue, 21st Floor
ROSENBLATT LLC                                           New York, NY 10022-7604
--------------                                                Tel (212) 209-3050
ATTORNEYS AT LAW                                              Fax (212) 371-5500

                                                 October 11, 2006

Securities and Exchange Commission
460 Fifth Street, N.W.
Washington, D.C. 20549

RE:      SHEERVISION, INC.
         REGISTRATION STATEMENT ON FORM SB-2
         FILE NO. 333-135727

Ladies and gentlemen:

     On behalf of our client, SheerVision, Inc., a Delaware corporation (the "COMPANY"), we transmit simultaneously herewith for filing under the Securities Act of 1933, as amended (the "EXCHANGE ACT"), by means of the Electronic Data
Gathering, Analysis, and Retrieval system, the quarterly report on Form 10-QSB/A3 relating to the quarter ended May 31, 2006 (the "10-QSB AMENDMENT").

     We are in receipt of the letter, dated October 4, 2006 (the "COMMENT LETTER"), from Peggy Fisher, Esq., Assistant Director, of the Securities and Exchange Commission (the "COMMISSION"), addressed to the Company. Set forth below are the responses of the Company to the comments set forth in the Comment Letter, numbered to correspond thereto. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the filing transmitted herewith.

COMMENT NUMBER       PAGE NUMBER         RESPONSE

1                    na                  The Company acknowledges the referenced
                                         comment  of the staff and will  provide
                                         updated   financial    information   if
                                         required.

2                                        The Company  has amended  Item 3 of the
                                         10-QSB Amendment as follows:

                                         "AS OF THE END OF THE PERIOD COVERED BY
                                         THIS REPORT,  BASED ON AN EVALUATION OF
                                         THE COMPANY'S  DISCLOSURE  CONTROLS AND
                                         PROCEDURES  (AS  DEFINED  IN RULES  13A
                                         -15(e)   AND   15d-15(e)    UNDER   THE
                                         SECURITIES  EXCHANGE ACT OF 1934),  THE
                                         CHIEF  EXECUTIVE  AND  CHIEF  FINANCIAL
                                         OFFICER OF THE


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                                         COMPANY  CONCLUDED  THAT  AS OF MAY 31,
                                         2006  AND AT  THE  TIME  THE  COMPANY'S
                                         ORIGINAL  FORM  10-QSB FOR THE  INTERIM
                                         PERIOD  ENDED MAY 31,  2006 WAS  FILED,
                                         MANAGEMENT  BELIEVED THAT THE COMPANY'S
                                         DISCLOSURE CONTROLS AND PROCEDURES WERE
                                         SUFFICIENT  TO ENSURE THAT REQUIRED AND
                                         ADEQUATE  DISCLOSURES  ARE  MADE IN THE
                                         FINANCIAL   STATEMENTS.   SUBSEQUENTLY,
                                         MANAGEMENT  DETERMINED  THAT  THERE HAD
                                         BEEN  OVERSIGHTS AND CONCLUDED THAT THE
                                         DISCLOSURE CONTROLS AND PROCEDURES WERE
                                         INEFFECTIVE,  AND THAT THE  DISCLOSURES
                                         MADE WERE NOT ADEQUATE.

                                         THE  COMPANY  SUBSEQUENTLY   DETERMINED
                                         THAT  THE  FAIR   VALUES  OF  THE  2005
                                         AGENT'S   WARRANTS   AND  THE  HALLMARK
                                         WARRANTS   HAD   NOT   BEEN    PROPERLY
                                         REFLECTED  AS AN ISSUE  COST OF THE 12%
                                         CONVERTIBLE  NOTES.  ACCORDINGLY,   THE
                                         COMPANY  HAS  RESTATED  ITS   FINANCIAL
                                         STATEMENTS  FOR THE  THREE  MONTHS  AND
                                         NINE  MONTHS  ENDING  MAY  31,  2006 TO
                                         REFLECT ADDITIONAL DEBT ISSUE COSTS AND
                                         AMORTIZATION.

                                         AS A RESULT OF THE ERROR, THE COMPANY'S
                                         CHIEF   EXECUTIVE   OFFICER  AND  CHIEF
                                         FINANCIAL  OFFICER,   RECONSIDERED  THE
                                         ADEQUACY  OF THE  COMPANY'S  DISCLOSURE
                                         CONTROLS AND  PROCEDURES AND DETERMINED
                                         THAT ADDITIONAL DISCLOSURE CONTROLS AND
                                         PROCEDURES WERE  NECESSARY.  THEREFORE,
                                         THE COMPANY HAS TAKEN ACTION TO IMPROVE
                                         THEIR ADEQUACY.  ADDITIONAL  REVIEW AND
                                         CONTROL PROCEDURES HAVE BEEN INSTITUTED
                                         THAT  INCLUDE  (i)  PERIODIC  MANDATORY
                                         MANAGEMENT    MEETINGS    TO   EVALUATE
                                         FINANCIAL DEVELOPMENTS OF THE BUSINESS,
                                         (ii) MORE FREQUENT  CONSULTATIONS  WITH
                                         THE   COMPANY'S    INDEPENDENT   PUBLIC
                                         ACCOUNTING  FIRM  TO  ENSURE  THAT  ALL
                                         DISCLOSURES  REQUIRED  UNDER  GENERALLY
                                         ACCEPTED  ACCOUNTING  PRINCIPALS (GAAP)
                                         AND BY THE RULES OF THE  COMMISSION ARE
                                         CONSIDERED      AND     MADE      WHERE
                                         APPROPRIATE,.(iii)     MORE    EXPLICIT
                                         INTERNAL   REPORTING   INSTRUCTIONS  TO
                                         COMPANY PERSONNEL,  AND (IV) THE USE OF
                                         CHECKLISTS   BY   FINANCIAL   REPORTING
                                         PERSONNEL AND MANAGEMENT TO ENSURE THAT
                                         ERRORS DO NOT OCCUR IN THE  FUTURE.  IN
                                         THE   OPINION  OF   MANAGEMENT,   THESE
                                         MEASURES HAVE BEEN AND ARE AN EFFECTIVE
                                         MEANS   OF   PREVENTING    ERRORS   AND
                                         OVERSIGHTS IN FINANCIAL REPORTING.

                                         THE COMPANY'S  DISCLOSURE  CONTROLS AND
                                         PROCEDURES ARE EFFECTIVE TO ENSURE THAT
                                         INFORMATION REQUIRED TO BE DISCLOSED BY
                                         THE COMPANY IN ITS EXCHANGE ACT REPORTS
                                         IS RECORDED, PROCESSED,  SUMMARIZED AND
                                         REPORTED  WITHIN  THE  APPLICABLE  TIME
                                         PERIODS  SPECIFIED  BY THE SEC'S  RULES
                                         AND FORMS."



         In addition, transmitted herewith is the request of the company to accelerate the effectiveness of the registration statement referenced above.

         Please contact the undersigned if we may be of assistance.

                                                     Sincerely,

                                                     /s/ Robert Steven Brown

                                                     Robert Steven Brown